Exhibit 4.5

DIRECTOR AGREEMENT

Eric Meurice

31 August 2020

Dear Eric

This agreement sets out the terms under which Global Blue Group Holding AG, a company incorporated in Switzerland with registered number CHE-442.546.212 with its registered office in Wangen-Brüttisellen, Switzerland (the “Company”) appoints you to act as a non-executive director on the board of directors of the Company (the “Board”) (the “Appointment”).

1.	APPOINTMENT

1.1

The Appointment shall commence upon the Merger Effective Time (as defined in the Agreement and Plan of Merger between, inter alia, the Company, S.L. Globetrotter L.P., Far Point Acquisition Corporation and certain members of management dated 16 January 2020) (the “Effective Date”). The Appointment shall continue, subject always to the provisions of Clauses 1.2, 1.4 and 6.1 below, until terminated in accordance with this agreement and/or Swiss law. On the date of this agreement, you shall deliver to the Company a signed acceptance of appointment form in respect of the Appointment and thereafter such other documentation as may be required to formalise the Appointment as a matter of Swiss law.

1.2

This agreement is subject to the articles of association and the business rules of the Company, as adopted and/or amended from time to time (the “Articles and Business Rules”), the Swiss Code of Obligations (the “Code”), the Swiss Ordinance against Excessive Compensation in Listed Companies and other laws and regulations that apply to the Company from time to time. Nothing in this agreement shall be taken to exclude or vary the terms of the Articles and Business Rules as they apply to you as a director of the Company. In the event of a conflict between the terms of this agreement and the terms of the Articles and Business Rules, the terms of the Articles and Business Rules shall apply.

1.3

You shall comply with the rules, regulations and/or requirements of any regulatory body which regulates the business carried out by the Company or any of its direct or indirect subsidiaries from time to time (the “Group”), including listing authorities and other regulatory authorities with whose rules, regulations and/or requirements the Group must comply. By accepting this Appointment, you confirm that you are not subject to any restrictions which prevent you from holding office as a director of the Company. In addition, you agree to comply with any insider trading policy and/or code of conduct of the Company as is in place from time to time.

1.4	The Appointment shall be subject to and conditional upon your election and subsequent annual re-election by the shareholders of the Company at an annual general meeting in accordance with Swiss law.

2.	DUTIES

2.1

By accepting this Appointment, you confirm you are able to allocate sufficient time to discharge your responsibilities and duties as contemplated by Swiss law and this agreement effectively. You warrant that you have declared any conflicts that are apparent at present. If you become aware of any potential conflicts of interest, these should be disclosed to the Board as soon as you become aware of them.

2.2

In connection with the Appointment, you agree that you shall join, serve and contribute as a member of the Finance & Audit Committee of the Company and as a member of any other committee notified in writing to you by the Company.

2.3

Your membership of the committees referred to in Clause 2.2 above shall, at all times and in all respects, be subject to the Articles and Business Rules, the Code and other laws and regulations that apply to the Company from time to time.

3.	EQUITY GRANTS

3.1	For the purposes of this Clause 3, the following terms shall have the following meanings:

(a)	“Award Certificate” means, in respect of each RSA granted to you pursuant to this Clause 3, a certificate setting out the terms of such RSA;

(b)

“Conversion Rate” means the average of the spot exchange rate as at 5:00 pm, New York time, on the five (5) trading days ending the trading day before the Grant Date, as published by Bloomberg (through its EURUSD CURNCY function), or any other rate as agreed in writing between you and the Company;

(c)	“Grant Date” means, in respect of each RSA granted to you pursuant to this Clause 3, the date on which such RSA is granted;

(d)	“Market Value” means, on each Grant Date, an amount equal to the average mid-market price of the Shares in the period that is twenty (20) trading days prior to such Grant Date;

(e)	“MIP” means the management incentive plan to be adopted by the Company on or around the Effective Date;

(f)	“MIP Document” means the plan document governing the MIP; and

(g)	“Shares” means the common shares in the Company.

3.2

On the Effective Date (and on the date falling every three years thereafter) and provided that at that time you are still a director of the Company having been re-elected in accordance with Clause 1.4, you shall be granted a restricted stock award (“RSA”) under the MIP with a value of €80,000 (converted to US$ at the Conversion Rate) based on the Market Value of the Shares on the relevant Grant Date (provided that the Market Value for the first RSA granted to you shall be deemed to be US$10 per Share). To the extent that the calculation of the total number of Shares subject to any RSA (as set out in this paragraph) results in a fraction of a Share, the number of Shares subject to such RSA shall be rounded down to the nearest whole number and the Fees payable to you in the relevant year pursuant to Clause 4.1 below shall be increased by an amount equal to the Market Value of that fraction of a Share.

3.3	The following specific terms shall apply to each RSA granted to you pursuant to Clause 3.1, and shall be reflected in each Award Certificate:

(a)	the vesting schedule in Rule 4 of the MIP shall be amended so that one third of such RSA shall vest on each of the first, second and third anniversaries of the Grant Date;

(b)	Rules 9.1 and 9.2 of the MIP Document shall be deleted in their entirety and replaced with the following:

“If an Award Holder ceases to be an Employee due to:

a.	personal incapacity due to ill-health or disability (other than as a result of alcohol or drug dependency);

b.

termination by the Company or its shareholders, other than in circumstances where such termination is due to or preceded by any form of misconduct (in the sole opinion of the Company or its shareholders);

c.	the Employer Company ceasing to be a Group Company; or

d.	death,

any unvested Tranches or portions of Tranches of the Award shall continue to Vest (in the case of the Award Holder’s death, in the Award Holder’s personal representatives) per the vesting schedule set out in Rule 4.1 (as amended by this Award Certificate)”; and

(c)	Rules 16.2(c) and 16.4(a) of the MIP Document shall be deleted in their entirety and shall not apply to you.

3.4

Save as otherwise set out in this Clause 3, each RSA shall be governed by the MIP Document. Each RSA issued to you and any Shares issued and/or transferred pursuant to an RSA will be held by you subject to the terms of the Articles and Business Rules and any applicable laws.

3.5

The RSA shall form part of your compensation as director of the Company. Notwithstanding anything to the contrary herein, the value and grant of any RSA shall be subject to and conditional upon prior approval by the general meeting of shareholders of the Company of the aggregate board compensation for the respective term of office.

4.	CASH COMPENSATION

4.1

Subject to approval in accordance with Clause 4.5, you shall be paid a total fee of €80,000 per annum (less any applicable tax, social security or other deductions payable in respect of the €80,000 fee or any RSA granted in accordance with Clause 3) (the “Fees”) payable by or on behalf of the Company annually in respect of the Appointment.

4.2	If the Appointment terminates for any reason, the amount of Fees paid under Clause 4.1 shall be pro-rated to reflect the length of the Appointment in the relevant year.

4.3

Other than as expressly set out in this agreement, you are not entitled to receive any other benefits from the Company, and, upon the termination of the Appointment, you shall not be entitled to receive any payment or other benefit by way of compensation for loss of office, damages or otherwise, other than as provided for in Clauses 4.1 and 4.4.

4.4

The Company shall reimburse you for all reasonable, documented, out-of-pocket expenses necessarily and wholly incurred by you in the proper performance of your duties subject to you providing the Company with such receipts and other evidence of expenses as the Company may reasonably require.

4.5

The level and payment of Fees shall be subject to and conditional upon prior approval by the general meeting of shareholders of the Company of the aggregate board compensation for the respective term of office.

5.	INTELLECTUAL PROPERTY

5.1

You hereby assign to the Company all existing and future intellectual property rights (including, without limitation, patents, copyright and related rights) and inventions arising from your duties to the Company. You agree to execute promptly all documents and do all acts as may, in the opinion of the Company, be necessary to give effect to this Clause 5.

5.2

You hereby waive all of your moral rights in respect of any acts of the Company or any acts of third parties done with the Company’s authority in relation to any intellectual property which is the property of the Company. You irrevocably appoint the Company to be your agent in your name and on your behalf to execute documents, use your name and do all things which are necessary or desirable for the Company to obtain for itself or its nominee the full benefit of this Clause 5. A certificate in writing, signed by any director or the secretary of the Company, that any instrument or act falls within the authority conferred by this agreement shall be conclusive evidence that such is the case so far as any third party is concerned.

5.3	You shall not be entitled to any remuneration (other than the Fees referred to above) in relation to the assignment or transfer of rights under this Clause 5.

6.	TERMINATION OF APPOINTMENT

6.1	This agreement may be terminated by either party at any time with immediate effect and without cause, in accordance with Article 404 of the Code.

6.2	The Appointment and your office as director;

(a)	shall expire and terminate with immediate effect following any annual general shareholders meeting of the Company at which your re-election is not approved;

(b)	may be terminated by you at any time by resigning, in accordance with Article 404 of the Code;

(c)	may be terminated by a resolution of the shareholders of the Company at any time with immediate effect and without cause, in accordance with Article 705 of the Code; and

(d)

may be suspended by the Company at any time with immediate effect and without cause, provided that the Company immediately calls for an extraordinary meeting of the shareholders, in accordance with Article 726 of the Code.

6.3	Upon termination of this agreement in accordance with Clause 6.1, you agree to resign from your office as a director of the Company as soon as practicable following such termination.

6.4

When the Appointment ceases, or at any time on the request of the Board, you shall immediately return all documents and other property belonging to the Company or the Group which may be in your possession or under your control, and you undertake to return to the Company all such documents that may come into your possession in the future.

6.5	Clause 7.1 to 7.3 (inclusive) shall survive termination of this agreement.

7.	NON-COMPETE AND CONFIDENTIALITY

7.1

In consideration of the Fees and any RSA received under this agreement, you agree that at any time during the Appointment, and for a period of one year following the termination of the Appointment for any reason, you shall not, save with the prior written consent of the Board, assume any role for, with or in connection with any business which competes or is in competition with the Company or the Group, whether as a director, partner, employee, consultant or in any other capacity whatsoever.

7.2

You shall not (save in the proper course of your duties, as required by law or as authorised by the Company) use, disclose or communicate to any person (and shall use your best endeavours to prevent the use, disclosure or communication of) any trade or business secrets or confidential information of or relating to the Company or the Group (including but not limited to details of actual or potential customers, customer identity, employees, directors, consultants, suppliers, licensors, licensees, agents, distributors, designs, existing and planned product lines, product applications, technology underlying its products or services, trade arrangements, terms of business, customer requirements, customer lists, operating systems, sales and revenue information, marketing information or strategies, manufacturing processes, software, computer systems, source codes, disputes, commission or bonus arrangements, pricing and fee arrangements and structures, price lists, business plans, financial information, business transactions, prospective business transactions, inventions, research and development activities, personal or sensitive personal data and anything marked or otherwise treated as confidential) which you create, develop, receive or obtain in connection with the Appointment and shall not use to the detriment of the Company or the Group any information relating to the Company or the Group. The restrictions in this Clause 7.2 shall continue to apply after the termination of the Appointment howsoever arising without limit in time. In addition, you shall continue to be subject to any applicable insider trading or market abuse legislation.

7.3

Reference to confidential information in this Clause 7 shall not include information which is in the public domain at the time of its disclosure or which comes into the public domain after its disclosure otherwise than by reason of a breach of this agreement (and in such a case shall become non-confidential from the time that the information comes into the public domain), information which was already demonstrably known to the receiving party at the date of disclosure and had not been received in confidence from the Company or information which is required to be disclosed as a matter of law provided that, to the extent not prohibited by law, you shall notify and consult with the Company prior to making such disclosure. It shall include information in the public domain for so long as you are in a position to use such information more readily than others who have not worked for the Company.

8.	INDEMNIFICATION AND INSURANCE

8.1

The indemnification policy adopted by the Board (the “Indemnification Policy”) shall apply to you from the Effective Date, with respect to the Appointment. You shall also be entitled to be covered by the Company’s D&O insurance policy if, and to the extent that, it has elected to have one in place from time to time.

9.	MISCELLANEOUS

9.1

This agreement (together with any other agreements referred to in it) contains the entire understanding between the parties and supersedes all (if any) other subsisting agreements, arrangements and understandings (written or oral) relating to your Appointment as a non-executive director of the Company and all such other agreements, arrangements and understandings shall be deemed to have been entirely replaced by this agreement by mutual consent. You warrant that you have not entered into this agreement in reliance on any warranty, representation or undertaking of any nature whatsoever which is not expressly contained in or specifically incorporated in this agreement. Any amendments to this agreement shall only be valid if set out in writing and signed by the parties.

9.2

This agreement and all matters (including, without limitation, any contractual or non-contractual obligations) arising from or connected with it are governed by, and will be construed in accordance with, Swiss law and the Swiss courts at the domicile of the Company shall have non-exclusive jurisdiction to settle all disputes arising in connection with any such matters.

This	agreement has been executed on the date first above written.

SIGNED by

/s/ Marcel Erni	Dated: 31 August 2020

for and on behalf of

GLOBAL BLUE GROUP HOLDING AG

SIGNED by

/s/ Erice Meurice	Dated: 31 August 2020

ERIC MEURICE